U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 1-8689

                                                      Cusip Number: 378904403


                           NOTIFICATION OF LATE FILING

Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]   Form N-SAR

                      For Period Ended: September 30, 2002
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type.|
|                                                                            |
| Nothing In this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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DIXON TICONDEROGA COMPANY
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Full Name of Registrant


N/A
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Former Name if Applicable


195 International Parkway
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Address of Principal Executive Office (Street and Number)


Heathrow, FL 32746
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City, State, Zip Code



PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a) The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |(b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX  |    filed on or before the fifteenth calendar day following the prescribed
-- | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |    day following the prescribed due date; and
    |(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |    has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dixon Ticonderoga Company is unable to timely file its Annual Report on Form 10-K for the fiscal year ended September 30, 2002, but will file by the fifteenth calendar day after its original due date of December 30, 2002, as prescribed herein.

The delay is caused principally by the need of additional time for the Company to comply appropriately with the new certification requirements provided for under the recently-enacted Sarbanes-Oxley Act and its related required evaluation of internal accounting controls.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Gino N. Pala                      (407)            829-9000
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [x]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see Exhibit A attached hereto and forming a part hereof.

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                             Dixon Ticonderoga Company
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2002                  By: /s/ Gino N. Pala
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                                         Gino N. Pala
                                         Chairman and Co-Chief Executive Officer


EXHIBIT A

PART IV
OTHER INFORMATION

(3) For the fiscal year ended September 30, 2002, the Company expects to report a net loss of ($559,923) or ($0.18) per share, compared with a net loss of ($479,872) or ($0.15) per share in fiscal year 2001. Pro forma net income from continuing operations (excluding the effects of restructuring and related costs and results from discontinued operations) was $350,453 or $0.11 per share, as compared with $1,196,765, or $0.38 per share in the prior year.

The Company also expects to report that its cash flows from operating activities increased to $8.4 million from $1.2 million in the prior fiscal year, principally due to the Company's inventory reduction plan. Operating income for fiscal 2002 was lower, partially due to these aggressive inventory reduction activities. Overall operating income decreased approximately $1.75 million (exclusive of the effects of restructuring charges) on higher selling and administrative costs. The major factors contributing to the higher costs were increased U.S. selling costs in the mass retail market; increased legal costs due to the prior year reflecting a reduction for legal settlements received; and significantly higher bank financing costs.